Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

NaaS Technology Inc.

Newlink Center, Area G, Building 7, Huitong Times Square

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024

People’s Republic of China

October 17, 2022

VIA EDGAR

Mr. Stephen Kim

Ms. Lyn Shenk

Ms. Jennie Beysolow

Mr. Ryan Lichtenfels

Mr. Dietrich King

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NaaS Technology Inc. (the “Company”)
Shell Company Report on Form 20-F
Filed on June 16, 2022
File No. 001-38235

Dear Mr. Kim, Ms. Shenk, Ms. Beysolow, Mr. Lichtenfels and Mr. King,

This letter sets forth the Company’s responses to the comments contained in the letter dated September 15, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s shell company report on Form 20-F filed with the Commission on June 16, 2022 (the “Shell Company Report”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Shell Company Report.

Shell Company Report on Form 20-F Filed June 16, 2022
Item 3. Key Information, page 6
1.
We note that you no longer utilize variable interest entities (“VIEs”). Please disclose that if in the future you were to amend your operating structure to use VIEs again, Chinese regulatory authorities could disallow this structure, which, in turn, would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

cross-reference to your detailed discussion of risks facing the company and the offering should a structure employing VIEs be implemented again.

In response to the Staff’s comment, the Company respectfully proposes to revise the disclosures under “Item 3. Key Information—Our Holding Company Structure” on page 6 of the Shell Company Report in its future Form 20-F filings, starting with its annual report on Form 20-F for the fiscal year ended December 31, 2022 (“2022 Form 20-F”), to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Historically, NaaS’ EV charging service business in China was a part of Newlink’s businesses and was primarily conducted through Kuaidian Power (Beijing) New Energy Technology Co., Ltd. (“Kuaidian Power Beijing”) and its subsidiaries, which were subsidiaries of Newlink. In early 2022, NaaS entered into a series of transactions to restructure its organization and its EV charging service business (the “Restructuring”). As part of the Restructuring, Dada Auto, through a subsidiary, Zhejiang Anji Intelligent Electronics Holding Co., Ltd. (“Anji Zhidian”), entered into contractual arrangements with Kuaidian Power Beijing (the “VIE Agreements”) and its shareholders, as a result of which (i) Kuaidian Power Beijing initially became a VIE of Dada Auto, and (ii) Dada Auto became entitled to receive substantially all of the economic benefits generated by Kuaidian Power Beijing as primary beneficiary and responsible for any and all economic losses Kuaidian Power Beijing incurred. A summary of certain material terms of the VIE Agreements is as follows:

•
Exclusive Business Cooperation and Service Agreement. Under the Exclusive Business Cooperation and Service Agreement between Anji Zhidian and Kuaidian Power Beijing, Anji Zhidian had the exclusive right to provide, among other things, technical support and consulting services to Kuaidian Power Beijing. In addition, Kuaidian Power Beijing irrevocably granted Anji Zhidian an exclusive and irrevocable option to purchase any or all of the assets and business of Kuaidian Power Beijing at the lowest price permitted under PRC law.
•
Proxy Agreement and Power of Attorney. Under the proxy agreement and power of attorney among Anji Zhidian, Kuaidian Power Beijing, and each shareholder of Kuaidian Power Beijing, such shareholder irrevocably nominated, appointed and constituted Anji Zhidian and its successors as his or her attorney-in-fact to exercise any and all of his or her rights as a shareholder of Kuaidian Power Beijing.
•
Exclusive Option Agreement. Under the exclusive option agreement among Anji Zhidian, Kuaidian Power Beijing and each shareholder of Kuaidian Power Beijing, such shareholder irrevocably granted Anji Zhidian or its designated person(s) an exclusive option to purchase, at any time and to the extent permitted under PRC law, all or part of his

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

or her equity interests in Kuaidian Power Beijing at a price of RMB1 or at the lowest price permitted under the PRC law.
•
Equity Interest Pledge Agreements. Under the equity interest pledge agreement among Anji Zhidian, Kuaidian Power Beijing and each shareholder of Kuaidian Power Beijing, such shareholder pledged all of his or her equity interests in Kuaidian Power Beijing to Anji Zhidian to secure the performance by Kuaidian Power Beijing and its shareholders of their respective obligations under the applicable VIE Agreements. If the pledger or Kuaidian Power Beijing breached his or her obligations under these contractual arrangements, Anji Zhidian, as the pledgee, would be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in Kuaidian Power Beijing. Anji Zhidian also had the right to receive dividends distributed on the pledged equity interests during the term of the pledge.

During the process of the Restructuring, the VIE Agreements ~~but such arrangements~~ were terminated in April 2022 and Kuaidian Power Beijing ceased being a VIE of Dada Auto. Following the completion of the Restructuring, we do not have any VIE and we conduct our operations in China through our subsidiaries. For more information on our corporate history and the Restructuring, see “Item 4. Information on the Company—A. History and Development of the Company.”

If in the future we were to amend our operating structure to use any VIE again for our operations in China, we will have to rely on contractual arrangements with the VIE and its shareholders for the conduct of such operations. These contractual arrangements, however, may not be as effective as direct ownership in the VIE. For instance, if we were to have direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. On the other hand, under contractual arrangements, we will have to rely on the performance by the VIE and its shareholders of their contractual obligations in order to exercise control over the VIE. To the extent there will be any dispute relating to these contracts, we may have to incur substantial costs and expend additional resources to enforce such arrangements through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Furthermore, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules relating to a VIE structure and it is uncertain whether any new PRC laws or regulations in this respect will be adopted or if adopted, what they would provide. Therefore, if we were to adopt a VIE again in the future, PRC regulatory authorities could disallow such structure, which, in turn, would likely result in a material change in our operations and in the value of our

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

securities and could cause the value of our securities to significantly decline or become worthless.

For a detailed discussion of the unique risks to investors that may be involved if we were to adopt a VIE structure in the future, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— If in the future we were to amend our operating structure to use any VIE again for our operations in China, additional risks and uncertainties will be involved.”

As used in this Shell Company Report on Form 20-F, “we,” “us,” “our,” or “our company” means, upon and after consummation of the Mergers, NaaS Technology Inc., a Cayman Islands exempted company with limited liability, and its subsidiaries, and, prior to the consummation of the Mergers, RISE Education Cayman Ltd, a Cayman Islands exempted company with limited liability, and its consolidated subsidiaries.

The Company further proposes to add the following risk factor in “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” immediately after the risk factor under the subheading of “We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” in its future Form 20-F filings, starting with its 2022 Form 20-F, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

If in the future we were to amend our operating structure to use any VIE again for our operations in China, additional risks and uncertainties will be involved.

Following the completion of the Restructuring, we do not have any VIE and we conduct our operations in China through our subsidiaries. If in the future we were to amend our operating structure to use any VIE again for our operations in China, the PRC government could disallow this structure or find the contractual arrangement that we may adopt to establish a VIE structure to be non-compliant with PRC regulations relating to the relevant industries and as a result we could be subject to severe penalties.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules relating to a VIE structure and it is uncertain whether any new PRC laws or regulations in this respect will be adopted or if adopted, what they would provide. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. If we were to adopt a VIE structure in the future and if we or any VIE that we may establish were to be found in

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC governmental authorities would have broad discretion to take action in dealing with such violations or failures, including:

•
revoking the business licenses and/or operating licenses of the relevant entities;
•
imposing fines on the relevant entities;
•
confiscating the income of the relevant entities that is deemed to be obtained through illegal operations;
•
discontinuing or placing restrictions or onerous conditions on the operations of the relevant entities;
•
placing restrictions on the right to collect revenues of the relevant entities;
•
shutting down the servers or blocking the app/websites of the relevant entities; or
•
requiring the relevant entity to restructure its ownership structure or operations.

Any of these actions could cause significant disruption to our business operations, severely damage our reputation, and have a material adverse effect on our financial condition and results of operations, which, in turn, would likely result in a material change in our operations and in the value of our securities and could cause the value of our securities to significantly decline or become worthless.

In addition, if we were to adopt a VIE structure for our operations in China in the future, we will have to rely on contractual arrangements with the VIE and its shareholders for the conduct of such operations. These contractual arrangements, however, may not be as effective as direct ownership in the VIE. If we were to have direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. On the other hand, under contractual arrangements, we will have to rely on the performance by the VIE and its shareholders of their contractual obligations in order to exercise control over the VIE. The VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests. To the extent there will be any dispute relating to these contracts, we may have to incur substantial costs and expend

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

additional resources to enforce such arrangements through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law.

2.
We note your discussion of the Holding Foreign Companies Accountable Act (“HFCAA”) on page 8. Please also discuss the following here and throughout your filing as applicable:
•
whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021;
•
the Accelerating HFCAA and the two-year time frame associated with that legislation;
•
the August 26, 2022, Statement of Protocol signed by the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, which is the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

In response to the Staff’s comment, the Company respectfully proposes to revise the disclosures under “Item 3. Key Information—The Holding Foreign Companies Accountable Act” on page 8 of the Shell Company Report in its future Form 20-F filings, starting with its 2022 Form 20-F, to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC should prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The independent registered public accounting firms that issued the audit reports included elsewhere in this Shell Company Report on Form 20-F are located in mainland China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, and are not currently inspected by the PCAOB. This may impact our ability to remain listed on a United States or other foreign exchange. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified the auditors that issued the audit reports included elsewhere in this Shell Company Report on

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

Form 20-F as registered public accounting firms that the PCAOB is unable to inspect or investigate completely. On May 20, 2022, we were identified as a “Commission Identified Issuer” under the HFCAA.

On June 22, 2021, the U.S. Senate passed a bill which proposed to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. Our ADSs will be prohibited from trading in the United States under the HFCAA, in 2024 if the PCAOB is unable to inspect or investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

The related risks and uncertainties could cause the value of our ADSs to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for the financial statements included elsewhere in this Shell Company Report on Form 20-F and the inability of the PCAOB to conduct inspections over our auditors deprives our investors of the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or ~~fully~~ investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting or prohibition of trading of our ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.

The Company further proposes to revise the risk factor in “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” under the subheading of “Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” in its future Form 20-F filings, starting with its 2022 Form 20-F, to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or ~~fully~~ investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting or prohibition of trading of our ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified the auditors that issued the audit reports included elsewhere in this Shell Company Report on Form 20-F as registered public accounting firms that the PCAOB is unable to inspect or investigate completely. On May 20, 2022, we were identified as a “Commission Identified Issuer.”

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting or trading prohibition would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

3.
We note your definition of “China” and “PRC” on page 1 includes a carve-out for Hong Kong and Macau. Please clarify in your disclosure that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.

In response to the Staff’s comment, the Company respectfully proposes to revise the definition of “China” and “PRC” on page 1 of the Shell Company Report in its future Form 20-F filings, starting with its 2022 Form 20-F, to read as follows:

“China” or “PRC” refers to the People’s Republic of China~~, excluding, for the purpose of this Shell Company Report on Form 20-F only, Taiwan, Hong Kong, and Macau~~;

The Company also proposes to revise the risk factor entitled “The PRC government has significant oversight over our business operation which, if exercised, could result in a material adverse change in our operations” on page 29 of the Shell Company Report in its future Form 20-F filings, starting with its 2022 Form 20-F, to read as follows:

The PRC government has significant oversight over ~~our~~ business operations conducted in China ~~which, if exercised,~~ and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs.

The PRC government has significant oversight over ~~the conduct of our~~ business operations conducted in mainland China, Hong Kong and Macau, and the PRC government may intervene and influence our operations at any time, which could result in a material adverse change in our operation and the value of our ADSs. Specifically, the operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong and Macau. While entities and businesses in Hong Kong and Macau

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to operations in Hong Kong and Macau, if the laws applicable to mainland China become applicable to entities and businesses in Hong Kong and Macau in the future. Also, the PRC government has recently indicated that it may exert more oversight and control over offerings that are conducted overseas by or foreign investment in China-based issuers which may significantly limit or completely hinder our ability to offer or continue to offer securities and cause the value of such securities to significantly decline or be worthless. For example, on July 6, 2021, the relevant PRC government authorities published the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the CAC released the Administrative Regulation on Network Data Security for public comments through December 13, 2021, or the Draft Administrative Regulation on Network Data Security, for public comments, which stipulates, among others, that a prior cybersecurity review is required for the overseas listing of data processors who process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On December 28, 2021, the Chinese government promulgated the 2022 Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country are required to file for cybersecurity review with the Cybersecurity Review Office.

There is a general lack of official guidance with respect to the implementation and interpretation of the 2022 Cybersecurity Review Measures and the Opinions given the recency of their issuance. It is also uncertain when and in what form will the Draft Regulations be enacted and how they will be interpreted and implemented by the relevant PRC governmental authorities once in effect. As a result, we may be retrospectively required to obtain regulatory approvals from and complete additional procedures with the CSRC, CAC or other PRC governmental authorities for the Mergers and the Transactions. In addition, if the CSRC, CAC or other regulatory agencies subsequently promulgate new rules or regulations that require us to obtain additional approvals or complete additional procedures for the Mergers or the Transactions, or for our listing or offering overseas, such approvals may not be

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

obtained and such procedures may not be completed in a timely manner or at all. Any such circumstance could significantly limit or completely hinder our ability to offer or continue to offer securities and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of the ADSs to significantly decline. Therefore, investors of the ADSs face potential uncertainty from actions taken by the PRC government affecting our business.

In connection with the above, the Company also proposes to revise the corresponding summary risk factor on page 12 of the Shell Company Report in its future Form 20-F filings, starting with its 2022 Form 20-F, as set out in its response to the Staff’s comment No. 8 below.

4.
On page 8, in your discussion of cash and asset flows, please state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

The Company respectfully submits that as disclosed under “Item 3. Key Information—Cash and Asset Flows through Our Organization” on page 8 of the Shell Company Report, prior to the Restructuring completed in early 2022, the Company’s EV charging service business in China was a part of the business of Newlinks Technology Limited (“Newlink”) and was primarily conducted through Newlink and its subsidiaries and the Company has provided the required disclosures with respect to Newlink and its relevant subsidiaries.

The Company further proposes to revise the relevant disclosure under “Item 3. Key Information—Cash and Asset Flows through Our Organization” on page 8 of the Shell Company Report in its future Form 20-F filings, starting with its 2022 Form 20-F, to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Cash and Asset Flows through Our Organization

NaaS

NaaS Technology Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, NaaS Technology Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to NaaS Technology Inc. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

assets to us. Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. PRC laws also require foreign-invested enterprises to set aside at least 10% of its after-tax profits as the statutory common reserve fund until the cumulative amount of the statutory common reserve fund reaches 50% or more of such enterprises’ registered capital, if any, to fund its statutory common reserves, which are not available for distribution as cash dividends. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. To the extent cash in our business is in China or an entity in China, the funds may not be available to fund operations or for other use outside of China due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability to transfer cash. As a result, our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business may be materially and adversely affected.

For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Prior to the Restructuring completed in early 2022, NaaS’ EV charging service business in China was a part of Newlink’s businesses and was primarily conducted through Newlink and its subsidiaries. See “Item 4. Information on the Company—A. History and Development of the Company.”

In 2020 and 2021, (i) payments totaling RMB86.3 million and RMB279.8 million (US$43.9 million) were made among Newlink’s subsidiaries that conducted NaaS’ business arising from transactions conducted in connection with their respective operations; (ii) advances totaling RMB312.0 million and RMB497.9 million (US$78.1 million) were made among Newlink’s subsidiaries that conducted NaaS’ business; and (iii) no dividend or other distribution were made by any of the Newlink’s subsidiaries that conducted NaaS’ business. Since the Closing and as of the date of this Shell Company Report on 20-F, no transfers, dividends, or distributions were made between NaaS Technology Inc. and its subsidiaries or to any investors. See the audited combined financial statements of NaaS as of and for the years ended December 31, 2020, and 2021 starting on page F-46.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

NaaS Technology Inc. has established stringent controls and procedures for cash flows within its organization. Each transfer of cash between its Cayman Islands holding company and a subsidiary is subject to internal approval. The cash of the group is under the unified management of NaaS Technology Inc.’s finance department and is disbursed and applied to each operating entity based on the budget and operating conditions of the specific operating entity. Each cash requirement, after being raised by the relevant operating entity, is subject to three levels of review process by the finance department.

Under PRC law, NaaS Technology Inc. and its offshore subsidiaries may provide funding to its PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. Going forward, our subsidiaries intend to retain most, if not all, of their available funds and any future earnings. For PRC and United States federal income tax considerations of an investment in our ADSs and/or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

RISE

RISE was previously a provider of junior English language training in China. On December 28, 2021, RISE completed the sale of all of the equity interests in Rise (Tianjin) Education Information Consulting Co., Ltd. to Wuhan Xinsili Culture Development Co., Ltd. On December 30, 2021, RISE completed the sale of all of the equity interests in RISE Education International Limited and Rise IP (Cayman) Limited to Bain Capital Rise Education Cayman IV Limited, RISE’s major shareholder. The foregoing sales represented the sale of substantially all of the assets of RISE and its subsidiaries. Immediately prior to the commencement of the Merger, RISE did not have any business operations.

No transfers, dividends, or distributions were made between RISE and its subsidiaries or to any investors prior to the Closing. See the audited consolidated financial statements of RISE Education Cayman Ltd, as of and for the years ended December 31, 2019, 2020, and 2021, starting on page F-1.

5.
Please amend your disclosure here to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations by the PRC government on your ability to transfer cash.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosures in its future Form 20-F filings, starting with its 2022 Form 20-F, as set out in its response to the Staff’s comment No. 4 above.

6.
To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosures in its future Form 20-F filings, starting with its 2022 Form 20-F, as set out in its response to the Staff’s comment No. 4 above.

7.
In the holding company structure beginning on page 6, please describe whether there are contractual or arrangements through which you possess economic rights and exercise control. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

In response to the Staff’s comment, the Company respectfully submits that the VIE Agreements have been terminated in April 2022 as part of the Restructuring, and following the completion of the Restructuring, it does not have any VIE and it conduct its operations in China through its subsidiaries. The Company proposes to revise the relevant disclosures in its future Form 20-F filings, starting with its 2022 Form 20-F, as set out in its response to the Staff’s comment No. 1 above, to further address the Staff’s concerns expressed under this comment.

8.
In your summary of risk factors beginning on page 12, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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Securities and Exchange Commission

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In response to the Staff’s comment, the Company respectfully proposes to revise the summary risk factors under the subheading of “Risks Related to Doing Business in China” on page 12 of the Shell Company Report in its future Form 20-F filings, starting with its 2022 Form 20-F, to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

•
The PRC government has significant oversight over ~~our~~ business operations conducted in China ~~which, if exercised,~~ and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs. Also, the PRC government has recently indicated that it may exert more oversight and control over offerings that are conducted overseas by or foreign investment in China-based issuers. Therefore, investors of our ADSs face potential uncertainty from actions taken by the PRC government affecting our business and operations which could significantly limit or completely hinder our ability to offer or continue to offer securities and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government has significant oversight over business operations conducted in China and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs.”
•
PRC laws, regulations, and rules are rapidly evolving which may be preceded with short advance notice and could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be required to obtain additional licenses in relation to our ongoing business operations and may be subject to penalties for failing to obtain certain licenses with respect to our past operations.”
•
Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and operations.”
•
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws, could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
•
We are a holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. Any limitation on the ability of our PRC subsidiaries

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to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Uncertainties also exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed and if we fail to complete such registrations or record-filings, our ability to use foreign currency, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”
•
The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for the financial statements included elsewhere in this Shell Company Report on Form 20-F and the inability of the PCAOB to conduct inspections over our auditors deprives our investors of the benefits of such inspections.
•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or ~~fully~~ investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting or prohibition of trading of our ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.
•
The approval of and filing with the CSRC or other PRC government authorities may be required retrospectively in connection with the Mergers and the Transactions under PRC law, and, if required, it is uncertain whether such approval can be obtained or filing completed or how long it will take to obtain such approval or complete such filing.
9.
In your permissions disclosure on page 8, please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),

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Securities and Exchange Commission

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Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations. Please also describe the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company respectfully proposes to revise the disclosure on page 8 of the Shell Company Report in its future Form 20-F filings, starting with its 2022 Form 20-F, to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Permissions Required from the PRC Authorities ~~for Our Operations~~

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this Shell Company Report on Form 20-F, our PRC subsidiaries have obtained all~~the requisite~~ licenses, permits, and registrations from the PRC government authorities that are required ~~material~~ for their business operations ~~in China~~ under the laws and regulations of mainland China, including business licenses issued by the relevant industrial and commercial administrative departments.

On December 28, 2021, the CAC, together with other relevant administrative departments, jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022 (the “2022 Cybersecurity Review Measures”). According to the 2022 Cybersecurity Review Measures, an internet platform operator who possesses personal information of more than one million users shall apply for a cybersecurity review before listing in a foreign country, and the relevant governmental authorities may initiate a cybersecurity review if they consider that the relevant network products or services or data processing activities affect or may affect national security. The China Cybersecurity Review Technology and Certification Center (the “CCRC”), the institution designated by the CAC to receive application materials for cybersecurity review and conduct examinations of such

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applications, confirmed with NaaS that if NaaS did not possess more than one million individuals’ personal information, it would not be required to apply for a cybersecurity review in connection with the Mergers or the Transactions. Because NaaS had transferred the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian to a third party service provider prior to the Mergers, it did not possess more than one million individuals’ personal information. Based on the foregoing, King & Wood Mallesons, our PRC counsel is of the view that a cybersecurity review is not required in connection with the Mergers or the Transactions under the prevailing laws and regulations of mainland China.

On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Provisions”), and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administration Measures”), for public comments. The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a PRC domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a PRC domestic company if the listing entity meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the listing entity’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in China the main place of business is in China or carried out in China. According to the Draft Administration Measures, the listing entity or its affiliated PRC domestic company, as the case may be, must file with the CSRC for its initial public offering, follow-on offering and other activities to achieve overseas listing directly or indirectly. In particular, where a PRC domestic enterprise achieves direct or indirect overseas listing of its assets through acquisition, share swap, transfer or other arrangements for one or more times, it is required to make a filing within three business days after its application for initial public offering or listing, or where such application is not required, within three business days after the initial public disclosure of the relevant transactions. A PRC domestic company is also required to submit a filing with respect to any follow-on offering within three business days after its closing. In a Q&A released on the official website of CSRC, the respondent CSRC official indicated that filing requirements proposed under Draft Provisions and the Draft Administration Measures will apply to future offerings and listings of non-listed PRC domestic companies and follow-on offerings by PRC domestic companies that

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are already listed overseas. The regulator will separately provide for other filing requirements applicable to PRC companies that are already listed overseas and will allow sufficient time for transition. On this basis, Jingtian & Gongcheng, our PRC counsel, is of the view that under the prevailing laws and regulations of mainland China, we are not required to obtain any permission or approval from the CSRC in connection with the Mergers or the Transactions. However, as of the date of this Shell Company Report on Form 20-F, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further revised or updated, and when they will be promulgated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. There is also no assurance that new rules or regulations promulgated in the future will not impose additional requirements on us, including with respect to the Mergers and the Transactions.

Given (i) the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, (ii) the PRC government’s ability to intervene or influence our operations at any time, and (iii) the rapid evolvement of PRC laws, regulations, and rules which may be preceded with short advance notice, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations, the Mergers, the Transactions, or for our prior offerings overseas in the future and our conclusion on the status of our licensing compliance may prove to be mistaken. If (i) we do not receive or maintain any permission or approval required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. Specifically, if it is determined in the future that approval and filing from the CSRC, the CAC or other regulatory authorities or other procedures, including the cybersecurity review under the 2022 Cybersecurity Review Measures, are required for the Mergers or the Transactions, or for our overseas offerings in the past, on a retrospective basis, it is uncertain whether such approval can be obtained or filing procedures completed, or how long it will take to obtain such approval or complete such filing procedures. Any failure to obtain or delay in obtaining such approval or complete such filing procedures, or a rescission of any such

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approval if obtained, would subject us to sanctions by the CSRC, the CAC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our abilities to carry out business operations in China or pay dividends outside China, delay or restrict the repatriation of our offshore funds into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs. The CSRC, the CAC, and other PRC regulatory authorities may also order us, or make it advisable for us, to unwind or reverse the Mergers and the Transactions. In addition, if the CSRC, the CAC or other regulatory authorities in China subsequently promulgate new rules or issue directives requiring that we obtain additional approvals or complete additional filing or other regulatory procedures for the Mergers, the Transactions or our prior offerings overseas, there is no assurance that we will be able to comply with these requirements and may not be able to obtain any waiver of such requirements, if and when procedures are established to obtain such a waiver. Any of the foregoing could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be required to obtain additional licenses in relation our ongoing business operations and subject to penalties for failing to obtain certain licenses with respect to our past operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government has significant oversight over business operations conducted in China and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required retrospectively in connection with the Mergers and the Transactions under PRC law, and, if required, it is uncertain whether such approval can be obtained or filing completed or how long it will take to obtain such approval or complete such filing.”

10.
Your permissions disclosure on page 8 should not be qualified by materiality or similar qualifying language. Please make appropriate revisions to your disclosure.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosures in its future Form 20-F filings, starting with its 2022 Form 20-F, as set out in its response to the Staff’s comment No. 9 above.

11.
In your permissions disclosure on page 8, please disclose the basis for your statement that your PRC subsidiaries have obtained the requisite licenses, permits, and registrations from the PRC government authorities that are material for their business operations in China. In doing so, please clarify

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whether you relied on an opinion provided by legal counsel. If you so relied, please name such legal counsel. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosures in its future Form 20-F filings, starting with its 2022 Form 20-F, as set out in its response to the Staff’s comment No. 9 above.

Risk Factors, page 12
1.
Given the Chinese government’s significant oversight and discretion over the conduct of your business, please add a new risk factor to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, please acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully submits that the relevant risks have already been discussed in the risk factor entitled “The PRC government has significant oversight over our business operation which, if exercised, could result in a material adverse change in our operations” on page 29 of the Shell Company Report but proposes nonetheless to revise this risk factor in its future Form 20-F filings, starting with its 2022 Form 20-F, as set out in its response to the Staff’s comment No. 3 above to further address the Staff’s concerns expressed under this comment.

2.
In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your risk disclosure to explain how this oversight impacts your business and your listing and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company respectfully to revise the risk factorrevise the risk factor entitled “Our business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy” on page 21 of the Shell Company Report, in its future Form 20-F filings, starting with its 2022 Form 20-F, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

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Historically, our PRC subsidiary, Kuaidian Power Beijing, operated Kuaidian. As part of the Restructuring, the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian have been transferred to a third-party service provider as of the date of this Shell Company Report on Form 20-F. NaaS entered into a business cooperation agreement with the third-party service provider, pursuant to which NaaS will receive certain services from such operator in relation to the delivery of EV charging solutions.

We and the third-party service provider face challenges with respect to the complex and evolving laws and regulations regarding cybersecurity and data privacy in China, including without limitation, the PRC Criminal Law, PRC Civil Code, PRC Cybersecurity Law, PRC Data Security Law, and PRC Personal Information Protection Law. These laws and regulations mandate the protection of the confidentiality, integrity, availability, and authenticity of the information of end-users. While we believe the third-party service provider has adopted information security policies and deployed measures to implement the policies, there could be compromise or breach of its information system due to increased level of expertise of hackers or otherwise. If the third-party service provider is unable to protect its systems, and hence the information stored in its systems, from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches could cause the termination or suspension of the business of the third-party service provider or otherwise result in material adverse impact on its operations and thereby its collaborative arrangement with us. This could in turn have material adverse impact on our business, prospects, financial condition and operating results.

The PRC Criminal Law, as most recently amended on November 1, 2015, prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a PRC citizen’s personal information obtained during the course of performing duties or providing services, or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC issued the Cyber Security Law of the PRC (the “Cyber Security Law”), which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not collect users’ personal information without their consent and may only collect users’ personal information necessary to the provision of services. Providers are also obligated to provide security maintenance for their products and services and to comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. On September 14, 2022, the CAC issued a proposed revision of the Cyber Security Law, purporting to increase fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year. The Civil Code of the PRC (issued by the National People’s Congress of the PRC on May 28, 2020, and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under Chinese civil law.

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PRC regulators have been increasingly focused on regulation in areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In addition, certain internet platforms in China have reportedly been subject to heightened regulatory scrutiny in relation to cybersecurity matters.

In April 2020 the Chinese government promulgated the Cybersecurity Review Measures (the “2020 Cybersecurity Review Measures”), which came into effect on June 1, 2020. On December 28, 2021, the Chinese government promulgated the amended Cybersecurity Review Measures (the “2022 Cybersecurity Review Measures”), which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators’ purchase of network products and services and internet platform operators’ data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country are required to file for cybersecurity review with the Cybersecurity Review Office. Under the Regulation on Protecting the Security of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, effective September 1, 2021, “critical information infrastructure” is defined as important network facilities and information systems in important industries and fields, such as public telecommunication and information services, energy, transportation, water conservancy, finance, public services, e-government and national defense, science, technology and industry, as well as other important network facilities and information systems that, in case of destruction, loss of function or leak of data, may severely damage national security, the national economy and the people’s livelihood and public interests. As of the date of this Shell Company Report on Form 20-F, neither we nor the third-party service provider has been informed by any PRC governmental authority that we or it operates any “critical information infrastructure.”

The 2022 Cybersecurity Review Measures provides, among others, that: (i) internet platform operators who are engaged in data processing are also subject to the regulatory scope; (ii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review mechanism; (iii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office; (iv) the risks of core data, important data or large amounts of personal information being

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stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, important data or large amounts of personal information being influenced, controlled or used maliciously by foreign governments and any cybersecurity risk associated with a company’s listing on a stock exchange shall be collectively taken into consideration during the cybersecurity review process; and (v) critical information infrastructure operators and internet platform operators covered by the 2022 Cybersecurity Review Measures shall take measures to prevent and mitigate cybersecurity risks in accordance with the requirements therein. On November 14, 2021, the CAC released the draft Administrative Regulation on Network Data Security for public comments through December 13, 2021 (the “Draft Administrative Regulation on Network Data Security”). Under the Draft Administrative Regulation on Network Data Security, (i) data processors, i.e., individuals and organizations who can decide on the purpose and method of their data processing activities at their own discretion, that process personal information of more than one million individuals shall apply for cybersecurity review before listing in a foreign country; (ii) overseas data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority; and (iii) where the data processor undergoes merger, reorganization or subdivision that involves important data and personal information of more than one million individuals, the transaction shall be reported to the authority in-charge at the municipal level (by data processor or data recipient).

As of the date of this Shell Company Report on Form 20-F, neither we nor the third-party service provider has been directed by any PRC governmental authority to apply for cybersecurity review, or received any inquiry, notice, warning, sanction in such respect or been denied permission from any Chinese authority with respect to the listing on a stock exchange in any foreign country, the Mergers or the Transactions. However, as the PRC government has the authority and discretion to interpret and implement these laws and regulations and there remains uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, there is no assurance that we or the third-party service provider will not be deemed to be subject to PRC cybersecurity review requirements under the 2022 Cybersecurity Review Measures or the Draft Administrative Regulations on Network Data Security (if enacted) as a critical information infrastructure operator or an internet platform operator that is engaged in data processing activities that affect or may affect national security or holds personal information of more than one million users, nor can it be assured that we or the third-party service provider would be able to pass any cybersecurity review if required. In addition, we and the third-party service provider could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to any new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review or any other non-compliance with applicable laws and regulations may result in

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fines, suspension of business, prospects, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us or the third-party service provider, which may have a material adverse effect on our business, financial condition and results of operations.

On June 10, 2021, the Standing Committee of the National People’s Congress of the PRC, promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development and the degree of harm it will cause to national security, public interests or the rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, effective November 1, 2021. The Personal Information Protection Law clarifies the required procedures for personal information processing, the obligations of personal information processors, and individuals’ personal information rights and interests. The Personal Information Protection Law provides that, among other things, (i) the processing of personal information is only permissible under certain circumstances, such as prior consent from the subject individual, fulfillment of contractual and legal obligations, furtherance of public interests or other circumstances prescribed by laws and regulations; (ii) the processing of personal information should be conducted in a disciplined manner with as little impact on individuals’ rights and interests as possible, and (iii) excessive collection of personal information is prohibited. In particular, the Personal Information Protection Law provides that personal information processors should ensure the transparency and fairness of automated decision-making based on personal information, refrain from offering unreasonably differentiated transaction terms to different individuals and, when sending commercial promotions or information updates to individuals selected through automated decision-making, simultaneously offer such individuals an option not based on such individuals’ specific characteristics or a more convenient way for such individuals to turn off such promotions.

On October 29, 2021, the CAC released the Draft Measures on Data Export Security Assessment (the “Draft Security Assessment Measures”) for public comments through November 28, 2021, which provides for the scope of data that will be subject to security assessment when being exported, including (i) personal information and important data collected and generated by a critical information infrastructure operator; (ii) any important data that is to be exported; (iii) personal information from a data processor that has processed

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personal information of one million individuals or more; (iv) information from a data processor that in aggregate has exported personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals; and (v) such other information prescribed by the CAC. As its provisions and anticipated adoption or effective date are subject to change, and the interpretation and implementation measures remain uncertain, there is no assurance that the final rules will not have material adverse effect on the business operations of the third-party service provider or on us.

On February 10, 2022, the MIIT, issued the Administrative Measures for Data Security in the Field of Industry and Information Technology (Trial) (Second Draft) (the “Draft Data Security Measures in the IT Field”), which stipulates that all businesses which handle data in the field of industry and informatization in China are required to categorize such information as “ordinary,” “important” or “core” and businesses processing “important” or “core” data shall comply with certain filing and reporting obligations. Data in the field of industry and informatization includes industrial data, telecoms data and radio data. “Industrial data” refers to information gathered and produced in the process of R&D, design, production and manufacturing, operation management, operation and maintenance, platform operation and other processes in all sectors and fields of industry. “Telecoms data” refers to information gathered and produced in the operation of telecommunications businesses. “Radio data” refers to radio frequency, radio station and other radio parameter data generated and collected in the operation of radio businesses. The Draft Data Security Measures in the IT Field also provides that the provision of “important” or “core” data to a foreign party requires a security assessment of the cross-border data transfer (by relevant PRC authorities), and no data in the field of industry or informatization stored in China can be provided to foreign regulatory authorities without the approval of the MIIT. If the Draft Data Security Measures in the IT Field, once issued, mandates a review process for the provision of “important” or “core” data to foreign parties, there are uncertainties as to whether any of the services received and used in our business will be implicated, and if so implicated, whether any such services can be provided to or by us. However, given that both the Draft Data Security Measures in the IT Field and the Draft Security Assessment Measures are published for public comments only, it remains uncertain as to whether and in what form would the final measures will be issued. It cannot be assured that these measures, once issued, would not have a material adverse effect on our business, prospects, financial condition or results of operations.

Pursuant to the Cybersecurity Review Measures, we conducted a self-assessment with respect to the status of our compliance with the Cyber Security Law, the Data Security Law, the Personal Information Protection Law, and the relevant implementing regulations and we implemented various measures to improve the overall compliance level. We are of the view that our existing practices are in line with applicable requirements imposed under the

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

foregoing laws, rules and regulations in all material respects. However, r~~R~~egulatory requirements on cybersecurity and data privacy are evolving and can be subject to varying interpretations or significant changes. While NaaS transferred the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian to the third-party service provider and despite our efforts to comply with laws and regulations relating to privacy, data protection and information security, there is no guarantee that the current security measures, practices and operations of ours and of the third-party service provider are and will remain compliant with applicable laws~~. We and the third-party service provider, i~~In the event of non-compliance or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, our reputation could be harmed and we may be subject to investigations and penalties by PRC governmental authorities~~imposed with penalties~~, including fines, suspension of business, and revocation of required licenses, as well as private claims and litigations, any of which could materially and adversely affect our business, prospects, financial condition and operating results.

Item 5. Operating and Financial Review and Prospects
A. Operating Results
NaaS
Results of Operations
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Operating Expenses, page 73
1.
Please revise to quantify factors to which changes are attributed. For example, we note your disclosure that the increase in selling and marketing expenses during fiscal 2021 as compared to fiscal 2020 was primarily due to the expansion of end-user base and the increase in platform order volumes and the increase in research and development expenses was primarily due to the personnel salaries and benefits, and cloud service fees.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosure in its future Form 20-F, starting with its 2022 Form 20-F, to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Selling and marketing expenses. Selling and ~~distribution~~marketing expenses increased by 287.9% from RMB47.2 million in 2020 to RMB183.2 million (US$28.7 million) in 2021, primarily due to the expansion of end-user base by 234% and the increase in platform order volumes by 226%. NaaS offered discounts and promotions to target end-users to engage or re-engage end-users, or to generally boost the use of its network by end-users. For the year ended December 31, 2021, incentive to end-users amounted to a total of

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

RMB246.2 million (US$38.6 million), of which RMB143.1 million (US$22.5 million) was recorded as reduction to net revenue and RMB103.1 million (US$16.2 million) was recorded as selling and marketing expenses representing the part of incentive to end-users that exceeds the revenue generated from the same transaction. In comparison, incentive to end-users totaled RMB55.9 million for the year ended December 31, 2020, of which RMB31.4 million was recorded as reduction to net revenue and RMB24.5 million was recorded as selling and marketing expenses.

Administrative expenses. Administrative expenses increased by 142.1% from RMB11.8 million in 2020 to RMB28.5 million (US$4.5 million) in 2021, primarily as a result of (i) the professional service fee incurred in connection with the Mergers totaling RMB8.3 million (US$1.3 million), and (ii) an increase of RMB7.8 million (US$1.2 million) in labor cost and rental expenses as a result of the increase in the number of related personnel and in facility and office space rentals as NaaS continued to scale its business.

Research and development expenses. Research and development expenses increased by 81.7% from RMB20.4 million in 2020 to RMB37.2 million (US$5.8 million) in 2021, primarily due to the increase in salaries and benefits for NaaS’ technology and product development personnel by RMB14.0 million (US$2.2 million), and the increase in cloud service fees by RMB1.6 million (US$0.3 million), driven by ~~an expansion of NaaS’ business scale~~ the implementation of initiatives aimed at ensuring a continual and timely introduction of new and competitive offerings and technologies.

B. Liquidity and Capital Resources
NaaS
Operating Activities, page 75
1.
We note your disclosure that the increase in cash used in operating activities was primarily attributable to the increase in net loss, and changes in non-cash charges and balance sheet line items calculated on an accrual basis. Please expand your discussion to disclose the material factors that impact the comparability of operating cash flows in terms of cash and quantify each factor indicated so that investors may understand the magnitude of each. Your discussion should focus on factors that directly affect cash, and not merely refer to net loss, which is recorded on an accrual basis. Refer to Instruction 1 to Item 5 of Form 20-F and Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosure in its future Form 20-F, starting with its 2022 Form 20-F, to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

“Operating activities

Net cash used in operating activities was RMB250.0 million (US$39.2 million) in 2021, which was primarily attributable to a net loss before tax of RMB251.9 million (US$39.5 million), adjusted for certain non-cash items consisting primarily of (i) the depreciation of right-of-use assets of RMB6.7 million (US$1.1 million), and (ii) credit loss allowances on financial asset of RMB1.4 million (US$0.2 million). The adjustment for changes in operating assets and liabilities primarily reflected (i) an increase in other receivables, prepayments and other assets of RMB74.2 million (US$11.6 million), mainly due to the increase in receivables for sales of charging piles and prepayments to charging stations etc., (ii) an increase in trade receivables of RMB0.7 million (US$0.1 million), mainly due to the increase in receivables from advertisement business, partially offset by an increase in trade and other payables of RMB67.9 million (US$10.7 million).

Net cash used in operating activities was RMB63.0 million in 2020, which was primarily attributable to a net loss before income tax of RMB82.1 million, adjusted for certain non-cash items consisting primarily of (i) the depreciation of right-of-use assets of RMB3.5 million, and (ii) interest expenses of RMB0.2 million. The adjustment for changes in operating assets and liabilities primarily reflected an increase in trade and other payables of RMB27.0 million due to the increase in tax payable and user accounts prepayment etc., partially offset by an increase in prepayments, other receivables and other assets of RMB11.7 million.

To supplement the discussion of operating cashflows above which is based on an indirect method, net cash used in operating activities was RMB250.0 million (US$39.2 million) for the year ended December 31, 2021, representing an increase of RMB187.0 million (US$29.3 million) from RMB63.0 million for the year ended December 31, 2020. The increase was mainly attributable to (i) an increase of cash used for the provision of online EV charging solutions, resulted from an overall increase of charging volume completed through NaaS’ network, (ii) an increase in net cash used in the hardware procurement business, which began in late 2020, and (iii) an increase in payment for personnel-related expenses, including salary and benefit, as driven by the expansion of NaaS’ business.”

Item 16.F Change in Registrant’s Certifying Accountant, page 107
1.
Given the reverse acquisition transaction, please tell us why you believe the disclosure requirements of Item 16.F of Form 20-F is not applicable, or revise.

In response to the Staff’s comment, the Company respectfully submits that the Shell Company Report was filed pursuant to §240.13a-19 and the Shell Company Report is required under the said provision to contain information that would be required if the Company were filing a form for registration of securities on Form 20-F to register

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

under the Securities Exchange Act of 1934 (the “Exchange Act”) all classes of the Company’s securities subject to the reporting requirements of section 13 or section 15(d) the Exchange Act. According to General Instruction E(a) of Form 20-F, a registration statement filed under the Exchange Act on Form 20-F must include the information specified in Part I and Part III, whereas information specified in Part II of Form 20-F is not expressly required. On such basis, the Company believes and respectfully submits that information specified in Part II of Form 20-F, including under Item 16.F, is not applicable to the Shell Company Report.

Dada Auto Inc.
Combined Statements of Loss and Other Comprehensive Income, page F-49
1.
We note your presentation of gross revenues, incentives to end-users, and net revenues. Please amend your financial statements to present revenues consistent with your recognition and measurement policy for each class of revenues. Specifically, we note that you recognize revenues from online EV charging solutions on a net basis as an agent but have presented these amounts on a gross basis in your statements of loss. Please make conforming changes throughout your filing. We also believe you should quantify total incentives to end-users in the notes to the financial statements and in Item 5. Operating and Financial Review and Prospects when discussing your operating results (without presenting gross revenues).

The Company respectfully submits that “gross revenue” includes gross amount of agent commission (not revenue as principal) from online EV charging solution, and “incentive to end-users” was recorded separately as reduction to that agent commission, calculated as “net revenue.”

The Company respectfully proposes to revise the relevant line items in the Statements of Loss and notes to the consolidated financial statements in its future Form 20-F filings, starting with its 2022 Form 20-F, to read as follows, to be consistent with its recognition and measurement policy for each class of revenues, including revenue from online EV charging solutions net of incentives to end-users, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

		Year ended December 31,
	Note	2020	2021

Revenue from Online EV Charging Solutions		5,124	10,104
Revenue from Offline EV Charging Solutions		565	7,060
Revenue from Non-Charging Solutions and Other Services		143	610
Total Revenue	14	5,832	17,774

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

Note 14. Revenues

	in RMB'000
	FY2020	FY2021

Gross Revenue from Online EV Charging Solutions	36,498	153,246
Less：Incentive to end-users	(31,374)	(143,142)
Net Revenue from Online EV Charging Solutions	5,124	10,104
Net Revenue from Offline EV Charging Solutions	565	7,060
Net Revenue from Non-Charging Solutions and Other Services	143	610
Total Revenue, net	5,832	17,774

Note 2. Summary of significant accounting policies

2.14.3 Incentives

The Group offers discounts and promotions to end-users to encourage use of the platform in online EV charging solutions business. The Group records such incentives to end-users as reduction of revenue, to the extent of the revenue collected from the customers. In certain transactions, the incentives offered to the end-users exceed the revenue generated from the same transaction. The excess payment is presented as selling and marketing expense instead of negative revenue, as the payment does not relate to any other contracts (including past contracts or anticipated future contracts) with the customers. For the years ended December 31, 2020 and 2021, the total incentives to end-users were RMB55.9 million and RMB246.2 million, respectively.

The Company also proposes to add the quantitative disclosure in Item 5. Operating and Financial Review and Prospects A. Operating Results in its future Form 20-F filings, starting with its 2022 Form 20-F, to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“End Users’ Usage Pattern

Our revenues are driven by end-users’ driving and charging behaviors. The EV market is still developing and current behavioral patterns may not be representative of future behaviors. Key behavioral shifts may include but are not limited to: annual vehicle miles traveled, preferences for urban, suburban or exurban locations, preferences for public or private fast charging, preference for home or workplace charging, demand from rideshare or urban delivery services, and the emergence of autonomous vehicles, micro-mobility and mobility as-a-service platforms requiring EV charging services. All these shifts could change end-users’ driving and charging behaviors, which in turn could affect the demand for our services and our results of operations.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

In 2021, total incentive to end-users amounted to RMB246.2 million (US$38.6 million), of which RMB143.1 million (US$22.5 million) was recorded as reduction to revenue from online EV charging solutions revenue and RMB103.1 million (U$16.2 million) was recorded as selling and marketing expenses. In comparison, incentive to end-users totaled RMB55.9 million in 2020, of which RMB31.4 million was recorded as reduction to revenue from online EV charging solutions revenue and RMB24.5 million as selling and marketing expenses.”

Notes to the Combined Financial Statements
2. Summary of Significant Accounting Policies
2.10 Share Capital, page F-58
1.
Please revise to disclose all required information in accordance with IAS 1.79.

In response to the Staff’s comment, the Company respectfully proposes to revise disclosure in Statement of financial Position and Note 13 for the capital in its future Form 20-F filings, starting with its 2022 Form 20-F, to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

2.10 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction, net of tax, from the proceeds.

	Note	As of December 31,
EQUITY	13	2021	2020
Ordinary shares (par value of US$0.001 per share; 50,000,000 shares authorized, 500 shares issued and outstanding as of December 31, 2020 and 2021)	13	— *	— *

* Representing amount less than RMB1,000.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

Note 13. Combined capital and additional paid in capital

	Number of ordinary shares	Nominal value of ordinary shares	Combined capital	Additional paid-in capital	Total
		USD	RMB	RMB'000	RMB'000

At January 1, 2020 (note i)	1,000	-*	1	79,286	79,286
Issuance of ordinary shares (note ii)	4,000	-*	3	-	-**
Contribution of a shareholder (note iii)	-	-	-	68,700	68,700
At December 31, 2020	5,000	1	4	147,986	147,986

At January 1, 2021	5,000	1	4	147,986	147,986
Contribution of a shareholder	-	-	-	267,615	267,615
At December 31, 2021	5,000	1	4	415,601	415,601

All issued shares are fully paid as at December 31, 2020 and 2021.

* Representing amount less than US$1.00.

** Representing amount less than RMB1,000.

Notes:

On January 13, 2022, pursuant to shareholders’ resolution, each existing issued and unissued share of US$0.001 each in the share capital of the Company were subdivided into 10 shares of US$0.0001 each (“Share Subdivision”).

(i) In July 2019, 100 ordinary shares (1,000 ordinary shares in reflection of Share Subdivision) of the Company were allotted and issued to shareholders.

(ii) On November 19, 2020, 400 ordinary shares (4,000 ordinary shares in reflection of Share Subdivision) of the Company were allotted and issued to Newlink Technology Limited.

(iii) A shareholder offered financial support during years ended December 31, 2020 and 2021.

The Company’s affairs are governed by its amended and restated memorandum and articles of association and the Companies Law of the Cayman Islands.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

Issue of Shares

Issue. Subject to the provisions, if any, of the amended and restated memorandum and articles of association and directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors may issue, allot, grant options over or otherwise dispose of shares (including any fractions of shares) and other securities at such times, to such persons, for such consideration and on such terms as the directors may determine.

Preferred Shares. Shares and other securities of the Company may be issued by the directors with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital, or otherwise and in such classes and series, if any, as the directors may determine.

Ordinary Shares. Where the directors issue a share having no preferred, deferred, redemption or other special rights, it shall be issued as an ordinary share and entitle the holder, subject to any other share having any preferred, deferred, redemption or other special rights, to:

(a) receive notice of, attend and vote at any general meeting of the Company and on any ordinary resolution or special resolution;

(b) an equal share in any dividend or other distribution paid by the Company; and

(c) an equal share in the distribution of the surplus assets of the Company.

2.14.2 Contract Balances, page F-62
1.
Please revise to disclose all required contract balances information in accordance with paragraphs 116 through 118 of IFRS 15.

In response to the Staff’s comment, the Company respectfully proposes to revise disclosure in its future Form 20-F filings, starting with its 2022 Form 20-F, to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“2.14.2 Contract balances

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

For online EV charging solutions, the Group offers effective mobility connectivity services by a platform to connect charging station operators and end-users to facilitate the completion of successful EV charging. The performance obligations for the Group is to present the charging stations and charging piles on the platform, and provide such information for end-users who visit the platform, they could select charging stations and charging piles on their own. The Group enters into Master Service Agreement (“MSA”) with operators and end-users for the use of the platform. The order placed by end-user through the platform to the operator combined with the MSA establishes enforceable rights and obligation for each transaction. The sole obligation of the Group is to connect operators with end-users to facilitate the completion of a successful transaction. Before an end-user completes transaction on the platform, the amount such end-user paid in advance is refundable. Hence, the Group records such balance in Other payable and accruals rather than contract liability.

For offline EV charging solutions, the Group offers offline services to charging station operators related to their operations, including operation of EV charging station, hardware procurement, etc.

In case the Group leases certain EV charging stations and operates the EV charging stations on its own discretion, the Group has determined that it acts as a principal in the services as the Group is primarily responsible for providing the EV charging service to EV drivers. The Group provides charging services based on orders from its own platform as well as other third-party’s platforms. Because the Group will not receive any payment from customer or have unconditional right to consideration before the completion of service delivered, recognition for contract assets or liabilities is not necessary.

For the hardware procurement services, the Group procures charger piles at bulk purchase prices from charger manufacturers and re-sells these charger piles to charging station operators at discounted prices. The Group recognizes revenue of hardware procurement on a net basis upon the completion of the transactions. In some cases, the Group may receive part of the payable amount as customer advance. However, the customer advance is refundable and the Group does not have unconditional right to consideration unless title of the goods is transferred to the customer. Hence, the Group records such balance in Other payable and accruals rather than contract liability.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

2.15 Cost of Revenue, page F-62
1.
Considering you provide mobility connectivity services and other online solutions including software-as-a-service products to charging station operators, please tell us whether Bandwidth expenses and server custody costs, Online service costs, and Depreciation of property, plant and equipment are included in the cost of revenues. If not, please tell us why not. Please quantify these costs for us in your response.

The Company respectfully submits that online service costs, and depreciation of property, plant and equipment were included in the cost of revenues, and bandwidth and server custody costs were recorded in research and development expenses.

The Company provides services to charging station operators. The cost of revenue mainly consists of costs which are directly related to the Company’s operations, such as VAT and surcharges, payment processing cost, depreciation of right-of-use assets and property, plant and equipment etc. On the other hand, the industries in which the Company operates are characterized by rapid technological advancement, and its ability to compete successfully depends heavily upon the ability to ensure a continual and timely flow of competitive new offerings and technologies. The Company is therefore committed to investing in its research and development capabilities in order to develop new technologies to enhance and expand existing offerings and services. As bandwidth and server custody costs are primarily related to the Company’s research and development efforts, they are recorded as its research and development expenses.

Unaudited Pro Forma Condensed Combined Financial Information
Pro Forma Condensed Combined Statement of Loss and Comprehensive Loss, page P-3
1.
Please revise to disclose pro forma earnings per share data. This information should be referenced to a sufficiently detailed footnote explaining the calculations.

The Company respectfully submits that the Pro Forma Condensed Combined Statement of Loss and Comprehensive Loss was prepared based on the Company’s historical financial statements, as adjusted to give effect to the mergers and certain related transactions. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 gives effect to these transactions as if they had occurred on January 1, 2021. The unaudited pro forma condensed combined statement of financial position as of December 31, 2021 gives effect to these transactions as if they had occurred on December 31, 2021. The pro forma financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had the Company and RISE Education Cayman Ltd (“RISE”) been a combined company during the specified periods. Considering the assumption, the Company believes that the inclusion of EPS would not present meaningful information to investors.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 17, 2022

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 2 - Pro Forma Adjustments, page P-4
1.
Please tell us and revise to disclose how you calculated the pro forma adjustment (c) amount of RMB 136,475,000 in sufficient detail.

The Company respectfully advises the Staff that the pro forma adjustment (c) amount of RMB136,475,000 is calculated based on the following:

The total of outstanding Class A, Class B and Class C ordinary shares multiply by par value $0.01 per share and translated at a rate of RMB6.3726 to US$1.00, which was the exchange rate in effect as of December 30, 2021, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.
Please tell us and revised to describe how you determined the fair value of the deemed consideration for the transaction of RMB 286.6 million in pro forma adjustment (e).

The Company respectfully submits that the fair value of the deemed consideration equals the equity value of RISE, which was decided by the market value of RISE’s ADSs traded on Nasdaq at the time of the merger transactions, plus the fair value of convertible note previously issued by RISE to Bain Capital Rise Education IV Cayman Limited in the principal amount of $17 million. The fairness of the deemed consideration was supported by the opinion of China Renaissance Securities (Hong Kong) Limited, who acted as financial advisor to the Audit Committee of RISE in connection with the merger transactions. In addition, NaaS engaged valuer during the one year measurement period based on the then latest information obtained regarding the facts and circumstances that existed as of the acquisition date to make adjustment to the provisional amounts recognized for the merger transactions, with results shown in the unaudited financial results for the second quarter and six months ended June 30, 2022 furnished as an exhibit to the Form 6-K dated Aug 22, 2022.

* * *

If you have any additional questions or comments regarding the Shell Company Report, please contact the undersigned at +86 10 8551 1066 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom at +852 3740 4700 or shu.du@skadden.com.

Very truly yours,

/s/ Alex Wu
Alex Wu
Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Chan Kam Fuk, Partner, Centurion ZD CPA & Co.